Momentive Specialty Chemicals Inc.

180 East Broad Street

Columbus, Ohio 43215

February 11, 2014

VIA EDGAR

John Cash

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:	Momentive Specialty Chemicals Inc.
Form 10-K for the Year Ended December 31, 2012
Filed April 1, 2013
Form 10-K/A for the Year Ended December 31, 2012
Filed November 7, 2013
File No. 1-71

Dear Mr. Cash:

Momentive Specialty Chemicals Inc. (the “Company”) acknowledges receipt of the comment letter dated February 6, 2014 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-captioned Annual Report on Form 10-K filed April 1, 2013 and the above-captioned Amendment No.1 to the Annual Report on Form 10-K filed November 7, 2013.

In response to the Staff’s comment, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

We appreciate the Staff’s comments and request the Staff contact the undersigned at (614) 225-2066 or (614) 225-7299 (facsimile) with any questions or comments regarding this letter.

Sincerely,

/s/ William H. Carter

William H. Carter
Executive Vice President and Chief Financial Officer

cc:	Douglas A. Johns, Esq., Momentive Specialty Chemicals Inc.

David S. Huntington, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP